Exhibit 23.1




                         CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the registration statements (Nos. 33-56697, 33-36650, 33-64757, 333-02971, 333-20303, 333-25451, 333-27933,
333-34539, 333-86439, 333-52935,  333-43052, 333-56662,  333-109071,  333-105736
and 333-115439) on Form S-8 of Circuit City Stores, Inc. of our report dated May 13, 2004, relating to the consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows of InterTAN, Inc. and its subsidiaries at March 31, 2004, June 30, 2003 and June 30, 2002, and the results of their operations and their cash flows for the nine-month period ended March 31, 2004 and each of the three years in the period ended June 30, 2003.






Toronto, Ontario
July 12, 2004